I, Lisa Vo, certify that:

(1) the financial statements of ChipBrain, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of ChipBrain LLC included in this Form reflects accurately the information reported on the tax return for ChipBrain LLC filed for the fiscal year ended Dec 31st, 2020.



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Lisa Vo
CEO

12th, August 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.